IDACORP

1221 W. Idaho Street
Boise, ID  83702

August 8, 2007

FOR IMMEDIATE RELEASE

Lawrence F. Spencer, Director of Investor Relations
Phone:  (208) 388-2664
lspencer@idacorpinc.com

IDACORP Announces Second Quarter 2007 Results

Second Quarter 2007 Summary

•         IDACORP diluted earnings per share of $0.42 versus $0.47 in 2006

o        Warm and dry weather boosted retail energy sales

o        Poor hydro conditions and increased operations and maintenance expenses reduced operating income

o        Earnings comparability negatively impacted by significantly lower
SO2 emission allowance sales in 2007

            BOISE--IDACORP, Inc. (NYSE:IDA) reports second quarter net income of $18.5 million as compared with $19.9 million in 2006.  Second quarter diluted earnings per share decreased by $0.05 from the second quarter 2006 to $0.42 per share.
            "Earnings are down from last year reflecting vastly different water conditions and the recognition of a large gain on the sale of emission allowances in last year's second quarter," said IDACORP President and Chief Executive Officer LaMont Keen.  "Inflows into our largest storage reservoir, Brownlee Reservoir, were less than a third of what they were last year during the critical runoff period," Keen said.  "Retail energy sales were up for the quarter reflecting unusually dry and warm weather conditions.  Operating expenses also were up as a result of increased third party transmission expense required to import needed energy supplies, planned maintenance at company facilities, higher labor-related expenses and increased legal, regulatory and compliance expenses. Losses from discontinued businesses sold in the past year no longer adversely affect earnings and helped offset cost increases elsewhere."

Analysis of Earnings per Diluted Share

The following table summarizes diluted earnings (losses) per share from each business:

Earnings (Losses) From	Three Months Ended		Six Months Ended
Continuing Operations	6/30/07	6/30/06	6/30/07	6/30/06
Idaho Power Company (IPC)	$ 0.37	$ 0.51	$ 0.90	$ 1.10
IDACORP Financial Services	0.04	0.05	0.08	0.10
Ida-West Energy	0.02	0.02	0.02	0.03
Holding Company	(0.01)	(0.05)	(0.02)	(0.07)
Earnings (Losses) From Discontinued Operations	-	(0.06)	-	(0.10)
Earnings Per Diluted Share	$ 0.42	$ 0.47	$ 0.98	$ 1.06

Second Quarter Performance Summary

The key components of the change in IDACORP's net income for the second quarter are:

  IPC's earnings decreased to $16.2 million, a $5.4 million or $0.14 per diluted share decrease from the prior year.  The key factors affecting IPC's earnings include (amounts shown are net of income taxes):

    Increased retail sales contributed $7.1 million to gross margin (general business revenues and off-system sales less resource costs and rate-related amortizations).  Warmer and drier conditions in the second quarter of 2007 led to higher irrigation loads as compared to the prior year.  IPC continued to experience moderate customer growth, with the average number of general business customers increasing 12,819 over the same period in 2006, an increase of three percent.

    Increased costs to supply power, net of rate adjustments, decreased gross margin by $4.6 million.  Poor hydroelectric generating conditions in the second quarter of 2007 increased IPC's reliance on typically more expensive thermal generation and purchased power, and reduced wholesale sales.  IPC's hydroelectric generation contributed only 51 percent of total system generation for the second quarter of 2007, as compared to 71 percent for the same period in 2006.

    Increases in Other O&M expenses reduced earnings by $5.5 million compared to 2006.  The increase is primarily the result of higher third-party transmission costs, higher labor-related expenses, higher maintenance expenses for IPC's coal-fired generation facilities and distribution facilities, and higher legal, regulatory and compliance expenses.

    Gain on sales of excess SO2 emission allowances was $0.5 million in 2007, compared to $4.7 million in 2006.  IPC recorded a gain on the sale of 4,000 excess emission allowances in the second quarter of 2007, compared to 78,000 in the second quarter of 2006.
  Discontinued operations had no impact on earnings in the second quarter of 2007 as compared to a loss of $2.8 million (net of tax) in the second quarter of 2006, an increase of $0.06 per diluted share.  Discontinued operations include the operations of ITI, which was sold in July 2006, and IDACOMM, which was sold in February 2007.

  Losses at the holding company decreased $1.9 million, an improvement of $0.04 per share, reflecting a reduction in operating expenses and the effect of intra-period tax allocations recorded at the holding company.

2007 Outlook

            On August 1, the Northwest River Forecast Center (NWRFC) reported 2.8 million acre-feet (maf) of water flowed into Brownlee Reservoir during the April-through-July 2007 period.  The NWRFC's 30-year average measured inflow into Brownlee is 6.3 maf during the period.  In 2006, April-July inflows were 8.9 maf.  Based on the actual inflows of 2.8 maf, the Company has revised its estimated hydroelectric generation range for 2007 to 6.0-6.5 million MWh.

            On June 8, 2007, Idaho Power filed an application with the Idaho Public Utilities Commission (IPUC) requesting an average base rate increase of approximately 10.35 percent for its Idaho customers.  The proposal would increase revenues $63.9 million annually.  Idaho Power has requested that the rate increase become effective in January 2008.  IPC is unable to predict what relief the IPUC will grant.

            The outlook for key operating and financial metrics are:

	Current	Previous
Key Operating & Financial Metrics	Estimates (1)	Estimate
Idaho Power Company Operation &
Maintenance Expense (Millions) (2)	No change	$270-$280
Idaho Power Company Capital
Expenditures (Millions) (3)	No change	$290-$320
Idaho Power Company Hydroelectric
Generation (Million MWh)	6.0-6.5	5.5-7.0
Non-regulated Subsidiary Earnings Per
Share from Continuing Operations (4)	No change	$0.10-$0.15
Effective Tax Rates:
Idaho Power Company	No change	32%-36%
Consolidated - IDACORP (5)	No change	15%-20%

(1)   Key operating and financial metrics will be updated quarterly.

(2)   Excludes demand-side management expenses.

(3)   2007-2009 estimated total capital expenditures of $830 million, excluding new base load plant.

(4)   Estimates include contributions from Ida-West Energy and IDACORP Financial netted against holding company expenses.

(5)   For continuing operations.

Web Cast / Conference Call

            The company will hold an analyst conference call today at 2:30 p.m. Mountain Time (4:30 p.m. Eastern Time).  All parties interested in listening may do so through a live Web cast.  Details of the conference call logistics are posted on the company's Web site (http://www.idacorpinc.com).  A replay of the conference call will be available on the company's Web site for a period of 12 months.

Background Information / Safe Harbor Statement

Boise, Idaho-based IDACORP, formed in 1998, is a holding company comprised of Idaho Power Company, a regulated electric utility; IDACORP Financial, a holder of affordable housing projects and other real estate investments; and Ida-West Energy, an operator of small hydroelectric generation projects that satisfy the requirements of the Public Utility Regulatory Policies Act of 1978.

Certain statements contained in this news release, including statements with respect to future earnings, ongoing operations, and financial conditions, are "forward-looking statements" within the meaning of federal securities laws.  Although IDACORP and Idaho Power believe that the expectations and assumptions reflected in these forward-looking statements are reasonable, these statements involve a number of risks and uncertainties, and actual results may differ materially from the results discussed in the statements.  Factors that could cause actual results to differ materially from the forward-looking statements include:  changes in and compliance with governmental policies, including new interpretations of existing policies, and regulatory actions and regulatory audits, including those of the Federal Energy Regulatory Commission, the Idaho Public Utilities Commission, the Oregon Public Utility Commission, and the Internal Revenue Service with respect to allowed rates of return, industry and rate structure, day-to-day business operations, acquisition and disposal of assets and facilities, operation and construction of plant facilities, provision of transmission services, relicensing of hydroelectric projects, recovery of purchased power expenses, recovery of other capital investments, present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs) and other refund proceedings; changes arising from the Energy Policy Act of 2005; litigation and regulatory proceedings, including those resulting from the energy situation in the western United States, and penalties and settlements that influence business and profitability; changes in and compliance with environmental, endangered species and safety laws and policies; weather variations affecting hydroelectric generating conditions and customer energy usage; over-appropriation of surface and groundwater in the Snake River Basin resulting in reduced generation at hydroelectric facilities; construction of power generating, transmission and distribution facilities including inability to obtain required governmental permits and approvals, and risks related to contracting, construction and start-up; operation of power generating facilities including breakdown or failure of equipment, performance below expected levels, competition, fuel supply, including availability, transportation and prices, and transmission; impacts from the potential formation of a regional transmission organization or the development of another transmission group; population growth rates and demographic patterns; market demand and prices for energy, including structural market changes; changes in operating expenses and capital expenditures and fluctuations in sources and uses of cash; results of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by factors such as credit ratings and general economic conditions; actions by credit rating agencies, including changes in rating criteria and new interpretations of existing criteria; homeland security, natural disasters and other natural risks, such as earthquake, flood, drought, lightning, wind and fire, acts of war or terrorism; market conditions that could affect the operations and prospects of IDACORP's subsidiaries or their competitors; increasing health care costs and the resulting effect on medical benefits paid for employees; performance of the stock market and the changing interest rate environment, which affect the amount of required contributions to pension plans, as well as the reported costs of providing pension and other postretirement benefits; increasing costs of insurance, changes in coverage terms and the ability to obtain insurance; changes in tax rates or policies, interest rates or rates of inflation; adoption of or changes in critical accounting policies or estimates; and new accounting or Securities and Exchange Commission requirements, or new interpretation or application of existing requirements.  Any such forward-looking statements should be considered in light of such factors and others noted in the companies' Annual Report on Form 10-K for the year ended December 31, 2006, and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, and other reports on file with the Securities and Exchange Commission.  Any forward-looking statement speaks only as of the date on which such statement is made.  New factors emerge from time to time and it is not possible for management to predict all such factors, nor can it assess the impact of any such factor on the business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

IDACORP, Inc.
Condensed Consolidated Statements of Income
For Periods Ended June 30, 2007 and 2006
Summary Financial Information
(unaudited)
 (Thousands of Dollars, except per share amounts)

                                                                                         Three Months Ended                            Year-To-Date
                                                                                     6/30/07              6/30/06                  6/30/07              6/30/06
Operating Revenues:
    Electric Utility:
      General business........................................     $       162,212    $       159,210        $       299,463    $       321,393
      Off-system sales........................................                37,177               75,598                   95,016             179,839
      Other revenues..........................................                13,137                 6,040                   23,976                  6,890
          Total electric utility revenues..................              212,526             240,848                 418,455              508,122
    Other..........................................................                  1,246                 1,787                     2,029                  2,853
          Total Operating Revenues.....................              213,772             242,635                 420,484              510,975
Operating Expenses:
    Electric Utility:
      Purchased power......................................                80,467               74,808                 131,285             130,733
      Fuel expense.............................................                27,520               21,954                   58,432               48,923
      Power cost adjustment..............................               (42,172)                4,600                 (63,708)              48,067
      Other operations & maintenance................                78,888               69,840                146,715             131,513
      Demand-side management.........................                  2,548                        -                     4,663                        -
      Gain on sale of emission allowances...........                    (882)               (8,126)                     (882)              (8,235)
      Depreciation.............................................                 25,613               24,633                   50,903              49,182
      Taxes other than income taxes...................                   4,636                 6,329                    9,554               11,900
          Total electric utility operations...............               176,618             194,038                 336,962             412,083
    Other.........................................................                      582                 3,046                     3,170                 6,863
          Total Operating Expenses.....................               177,200             197,084                 340,132             418,946
Operating Income (Loss):
    Electric Utility.............................................                 35,908               46,810                   81,493               96,039
    Other.........................................................                      664                (1,259)                   (1,141)              (4,010)
          Total Operating Income.......................                  36,572               45,551                   80,352               92,029
Other Income..............................................                    3,862                 5,080                     9,251                 9,749
Losses of Unconsolidated
 Equity-Method Investments.....................                   (1,551)               (2,208)                  (2,877)               (2,259)
Other Expenses..........................................                    1,571                  2,655                    4,782                  4,076
Interest Expense:
    Interest on long-term debt..........................                  13,896               14,200                   27,444               28,284
    Other interest expense...............................                    1,514                  1,175                     3,118                 2,204
          ............................. Total Interest expense             15,410                15,375                   30,562                30,488
Income Before Income Taxes....................                 21,902                30,393                   51,382                64,955
Income Tax Expense..................................                   3,437                  7,720                     8,336                15,327
Income from Continuing Operations..........                18,465                22,673                   43,046                49,628
Income (Losses) from Discontinued
          Operations (net of tax)......................                         -                 (2,817)                         67                (4,296)
Net Income .................................................     $         18,465    $          19,856        $         43,113    $          45,332
Weighted Average Common Shares
  Outstanding-Basic (000's).........................                43,751                42,557                   43,709               42,515
Weighted Average Common Shares
  Outstanding-Diluted (000's)......................                43,884                42,702                   43,845               42,642
Earnings per Share of Common Stock (diluted):
    Earnings per Share from Continuing Operations$            0.42    $              0.53       $              0.98    $           1.16
    Earnings (Losses) - Discontinued Operations                  0.00                  (0.06)                      0.00                (0.10)
    Diluted Earnings per Share of Common Stock $             0.42    $             0.47        $              0.98    $           1.06
Dividends Paid per Share of Common Stock $              0.30   $             0.30        $               0.60    $          0.60

IDACORP, Inc.
Condensed Consolidated Statements of Cash Flows
For Six Months Ended June 30, 2007 and 2006
Summary Financial Information
 (unaudited)
(Thousands of Dollars)

                                                        Six Months Ended
                                             6/30/07               6/30/06

Operating Activities
 Net Income.................................................................         $        43,113           $        45,332
 Adjustments to reconcile net income to
     net cash provided by operating activities:
        Depreciation and amortization.................................                  60,397                    60,339
        Deferred income taxes and investment tax credits....                  18,760                   (35,056)
        Changes in regulatory assets and liabilities..............                  (65,257)                   61,143
        Undistributed earnings of subsidiaries......................                   (2,922)                   (4,607)
        Gain on sales of assets.........................................                      (2,687)                   (7,547)
        Other non-cash adjustments to net income..............                     4,564                    (1,957)
 Change in:
           Accounts receivable and prepayments..................                   (3,001)                  26,095
           Accounts payable and other accrued liabilities......                   (3,548)                 (10,470)
           Taxes accrued...................................................                   (12,582)                  14,317
           Other.................................................................                      4,626                   (1,075)
        Net cash provided by operating activities..................                 41,463                146,514
Investing Activities
  Additions to property, plant and equipment....................              (122,179)             (102,465)
   Sale of IDACOMM......................................................                  7,283                           -
  Sale of emission allowances.........................................                     2,685                  10,865
  Investments in unconsolidated affiliates.........................                   (3,600)                (11,520)
 Other..........................................................................                     3,029                     1,772
        Net cash used in investing activities........................               (112,782)              (101,348)
Financing Activities
 Issuance of common stock...........................................                  12,451                     4,816
 Issuance of long-term debt...........................................                140,000                            -
 Retirement of long-term debt.........................................                  (7,650)                 (7,901)
 Dividends on common stock.........................................                 (26,286)               (25,521)
 Change in short-term borrowings...................................                (42,100)               (14,900)
 Other..........................................................................                    (2,524)                    (145)
        Net cash provided by (used in) financing activities.....                73,891                (43,651)
 Net increase in cash and cash equivalents.....................                     2,572                    1,515
 Cash and cash equivalents at beginning of period...........                    9,892                  52,356
 Cash and cash equivalents at end of period....................         $      12,464        $        53,871

IDACORP, Inc.
Condensed Consolidated Balance Sheets
As of June 30, 2007 and December 31, 2006
Summary Financial Information
 (unaudited)
(Thousands of Dollars)

                                         6/30/07                  12/31/06

  Assets
 Cash and cash equivalents..................................          $          12,464         $           9,892
 Receivables, net of allowance..............................                   112,866                  111,721
 Employee notes.................................................                        2,338                      2,569
 Energy marketing assets....................................                         9,533                    12,069
 Other current assets...........................................                    154,792                  126,954
 Assets held for sale............................................                              -                       3,326
     Total current assets.........................................                  291,993                   266,531
 Investments.......................................................                    200,430                   202,825
 Property, plant and equipment-net........................              2,501,591                2,419,080
 Regulatory assets..............................................                    426,398                   423,548
 Employee notes - long-term................................                       2,310                      2,411
 Other assets......................................................                    109,594                   109,659
 Assets held for sale............................................                              -                      21,076
     Total other assets............................................                  538,302                   556,694
        Total Assets................................................          $    3,532,316         $     3,445,130
Liabilities and Shareholders' Equity
 Current maturities of long-term debt......................        $         91,310         $          95,125
 Notes payable....................................................                     86,900                   129,000
 Accounts payable...............................................                     85,602                     86,440
 Energy marketing liabilities..................................                     10,842                     13,532
     Other current liabilities.....................................                    73,705                     83,631
 Liabilities held for sale.........................................                              -                       2,606
     Total current liabilities......................................                  348,359                   410,334
 Deferred income taxes........................................                   475,115                   498,512
 Regulatory liabilities............................................                   278,597                   294,844
     Other liabilities................................................                   196,148                   179,836
 Liabilities held for sale.........................................                              -                       8,773
     Total other liabilities.........................................                  949,860                   981,965
 Long-term debt...................................................               1,064,603                   928,648
 Shareholders' equity...........................................                 1,169,494                1,124,183
          Total Liabilities & Shareholders' Equity...........      $    3,532,316         $     3,445,130

 Idaho Power Company Supplemental Operating Statistics
                  Three Months Ended                         Year-To-Date
                 6/30/07      6/30/06                6/30/07          6/30/06

Energy Use - MWh

   Residential..................................         1,066,889       1,023,820       2,531,165       2,439,487
   Commercial.................................           939,045          872,948       1,882,255       1,785,315
   Industrial.....................................            835,446          845,475       1,706,661       1,721,206
   Irrigation......................................           814,609          593,246          819,835          606,529
   Total General Business................         3,655,989       3,335,489       6,939,916       6,552,537
   Off-System Sales.........................           525,816       2,342,532       1,490,204       4,286,482
      Total........................................        4,181,805        5,678,021       8,430,120     10,839,019
Revenue ($000's)
   Residential..................................     $       62,886   $       64,005     $   141,468   $     152,442
   Commercial.................................             39,983            40,511            76,191            83,541
   Industrial.....................................              23,294            27,006           45,393            56,893
   Irrigation......................................             36,049            27,688            36,411           28,517
   Total General Business................           162,212           159,210          299,463         321,393
   Off-System Sales.........................            37,177             75,598            95,016         179,839
      Total........................................    $     199,389    $     234,808     $   394,479   $    501,232
Customers - Period End
   Residential..................................           397,083           387,206
   Commercial.................................            61,476             58,862
   Industrial.....................................                 127                   132
   Irrigation......................................            18,112             18,197
      Total........................................           476,798          464,397